EXHIBIT 99.1

Tekmira's LNP Technology Enables Alnylam's ALN-TTR01 Clinical Data

Tekmira Comments on Phase I Clinical Data for ALN-TTR01 Presented at International Symposium

VANCOUVER, British Columbia, Nov. 21, 2011 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR)(TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today reported that Alnylam Pharmaceuticals, Inc. presented preliminary Phase I clinical results with ALN-TTR01, an RNAi therapeutic targeting transthyretin (TTR) for TTR-mediated amyloidosis (ATTR), utilizing Tekmira's LNP technology.

"This report is another human clinical trial demonstrating that Tekmira's LNP technology is well tolerated and enables RNAi activity. We anticipate additional LNP-enabled clinical data in the coming months, including from Alnylam's ALN-PCS program and Tekmira's TKM-PLK1 program further highlighting Tekmira's leadership in the field of RNAi therapeutics," said Dr. Mark J. Murray, Tekmira's President and CEO.

The ALN-TTR01 data was presented at the International Symposium on Familial Amyloidotic Polyneuropathy held November 20 - 22, 2011 in Kumamoto, Japan. Alnylam reported that that ALN-TTR01 was safe and well tolerated and that ALN-TTR01 demonstrated rapid, dose-dependent, and durable lowering of serum TTR protein levels after a single dose in ATTR patients.

"The new results from the ALN-TTR01 Phase I trial are consistent with our belief that the field of RNA interference has reached an inflection point at which data from multiple clinical trials in multiple clinical indications is forthcoming," added Dr. Murray.

For more detailed information about the Phase I data for ALN-TTR01 and presentation at the International Symposium on Familial Amyloidotic Polyneuropathy, please refer to the Alnylam news release dated November 21, 2011, which can be found on Alnylam's website at www.alnylam.com.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Tekmira Forward-looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; data from a Phase I human clinical trial with ALN-TTR01 conducted by Alnylam; Alnylam's ALN-TTR01 product development program as a treatment for ATTR; the advancement of products that utilize Tekmira's lipid nanoparticle technology; expectations regarding the advancement of multiple product candidates; the quantum and timing of further clinical data being presented for LNP-enabled products; continued innovation and protection of LNP technology; timing of the initiation of clinical trials and release of clinical data from Tekmira's product candidates; the quantum and timing of potential funding; use of lipid nanoparticle technology by Tekmira's licensees; the effects of Tekmira's products on the treatment of cancer; and Tekmira's expectations with respect to existing and future agreements with third parties.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; early results in human clinical trials are indicative of the potential opportunity to treat a variety of disease indications; Tekmira's research and development capabilities and resources; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's collaborative partners including Alnylam; and the sufficiency of budgeted capital expenditures in carrying out planned activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that current and future data from the Phase I human clinical trial with ALN-TTR01 conducted by Alnylam does not and will not lead to favourable results for Tekmira's products or prospects; the possibility that there will not be further clinical data on LNP-enabled products in the quantum nor timing anticipated by Tekmira, or at all; the possibility that Tekmira may not be able to innovate nor protect its LNP technology; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products; difficulties, delays or inaccuracies in the progress, timing, results and data from clinical trials and studies; the possibility that Tekmira may not advance any further product candidates; competition from other pharmaceutical or biotechnology companies; Tekmira's development partners and licensees conducting clinical trials and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; IND applications may not be filed on a timely basis, pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; funding from research and product development partners may not be provided when required under agreements with those partners; and Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca